UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42712

Happy City Holdings Limited

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

Submission of Response to Nasdaq’s Request for Additional Information

As previously disclosed in the reports on Form 6-K furnished by Happy City Holdings Limited (the “Company”) to the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2026 and July 9, 2026, on June 11, 2026, the Company received from the SEC an order (the “Order”) suspending trading in the Company’s securities for the period from 4:00 AM ET on June 12, 2026, through 11:59 PM ET on June 26, 2026; on June 12, 2026, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents (the “Information Request”); and on June 29, 2026, following the expiration of the trading suspension effected by the Order, Nasdaq announced that trading in the Company’s Class A ordinary shares is halted pending the Company’s satisfaction of the Information Request.

On July 10, 2026, the Company submitted to Nasdaq its response to the Information Request, together with supporting information and documents. The Company’s submission is subject to Nasdaq’s review, and, in accordance with Nasdaq’s announcement, trading in the Company’s Class A ordinary shares will remain halted until the Company has fully satisfied Nasdaq’s request for additional information. There can be no assurance as to when, or whether, trading in the Company’s Class A ordinary shares will resume.

The Company remains fully committed to cooperating with the SEC, Nasdaq, and other regulatory authorities, and will promptly provide any additional information that Nasdaq may request. As stated in the Company’s prior reports, the Company has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or otherwise.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the trading halt of the Company’s Class A ordinary shares, the Company’s response to the Information Request, Nasdaq’s review of the Company’s submission, and the timing and potential resumption of trading. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Further information regarding these and other risks, uncertainties, and factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements is included in the Company’s filings with the SEC, including the risk factors contained in the Company’s most recent annual report on Form 20-F. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results could differ materially from the anticipated results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happy City Holdings Limited

Date: July 16, 2026	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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